FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  November 14, 2003

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 .

This Report on Form 6-K incorporates by reference the exhibit attached hereto which was filed by Talisman Energy Inc. with the Canadian Securities Commissions (the “Commissions”) on the date specified in the exhibit list.

Exhibit

Title

1.

Interim Report for the Nine Months ended September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  November 14, 2003

By:     CHRISTINE D. LEE

Christine D. Lee

Assistant Corporate Secretary

TALISMAN ENERGY - $2.1 BILLION IN CASH FLOW

FOR NINE MONTHS

     MALAYSIA/VIETNAM PROJECT ON PRODUCTION

FIRST DRILLING UNDERWAY IN COLOMBIA AND VIETNAM

NEW OIL DISCOVERY IN THE NORTH SEA

CALGARY, Alberta - November 4, 2003 - Talisman Energy Inc. today reported record high cash flow and earnings for the first nine months of 2003.

Cash flow to September 30 was $2,085 million ($16.17/share) compared to $1,886 million ($14.03/share) a year ago. Cash flow during the third quarter was $640 million ($4.99/share) compared to $600 million ($4.65/share) in the previous quarter and $657 million ($4.87/share) a year earlier. The comparable number, excluding cash flow from Sudan operations, for the third quarter of 2002 was $543 million ($4.03/share).

Earnings to the end of September were $900 million ($6.85/share) versus $342 million ($2.41/share) in the same period last year. Net income during the quarter was $126 million ($0.94/share) compared to $151 million ($1.08/share) a year ago. Excluding Sudan operations, earnings in the same period last year were $77 million ($0.53/share).

Production averaged 379,000 boe/d during the quarter, in line with the Company's guidance and up 4% over the previous quarter. Unit operating costs were up during the quarter, averaging $7.31/boe, but are expected to fall with production increases in the fourth quarter.

"Talisman's strategic positioning in new exploration and development areas is beginning to pay off," said Dr. Jim Buckee, President and Chief Executive Officer. "Production is benefiting from increasing contributions from Malaysia/Vietnam and Algeria. We have had exploration success in a number of areas and have a significant inventory of high-impact exploration opportunities, some of which are currently drilling or about to spud.

"The billion dollar PM-3 CAA oil and gas development in Malaysia/Vietnam is up and running, on time and on budget. Oil production is currently 12,000 bbls/d net to Talisman, with more wells being drilled and tied-in. Peak oil production is expected in early 2004. First natural gas production has started and volumes will increase into 2004.

"We have a very active ongoing program and have seen success on a number of fronts. This quarter saw Talisman's first production from Norway, the startup of the first Blake Flank well in the North Sea and increasing Algerian production. Drilling success continued in North America and we have added to our pipeline infrastructure in core areas. We have a number of high-impact wells drilling in Colombia and Trinidad and have made our first discovery offshore Vietnam.

"In total, production increased 4% over the second quarter of this year and, excluding Sudan, production per share was up 5% over the previous year. We anticipate this upward trend will continue in the fourth quarter and we continue to expect production of between 395,000-415,000 boe/d for the year, consistent with our earlier guidance.

"Expected cash flow for the year is $2.7 billion or approximately $21 per share, based on fourth quarter WTI oil prices of US$29/bbl, NYMEX gas prices of US$4.65/mcf and a C$/US$ exchange rate of $0.75."

Talisman Third Quarter Summary

  Talisman increased its semi-annual dividend to forty cents Canadian (C$0.40) per share on the Company's common shares.
  Talisman repurchased 1.2 million common shares during the quarter at an average price of $60.99/share.
  Drilling success averaged 90% in North America with 83 gas and 62 oil wells.
  Talisman acquired 100% of the shares of Vista Midstream Solutions, enhancing the Company's ability to control its production, timing and costs in the Deep Basin in Alberta. This positioning has been augmented by success at recent land sales.
  Talisman has completed the Erith Pipeline and dehydration project.
  Talisman's subsidiary, Fortuna Energy Inc., drilled two successful Black River gas wells on its New York properties.
  North Sea production increased 9% over the previous quarter.
  Production from the first Blake Flank well in the North Sea started in September.
  Talisman completed the acquisition of the Gyda field in Norway during the quarter. Net Talisman production is currently 7,000 boe/d.
  The Affleck exploration well in the North Sea tested at 4,000 bbls/d from one zone. A sidetrack is planned. Talisman has a 27% working interest.
  First oil production from the PM-3 Commercial Arrangement Area Phase 2/3 project in
  Malaysia/Vietnam commenced in September and is currently averaging about 12,000 bbls/d (net TLM). First natural gas production started in late October.
  The North Bunga Orkid exploration well on PM-3 CAA tested at 28.7 mmcf/d from two zones out of over 20 hydrocarbon zones encountered by the well. A sidetrack well was drilled to test the extent of the discovery. Talisman has a 41.44% working interest.
  The Hoa Mai exploration well on Vietnam Block 46-Cai Nuoc tested at 34 mmcf/d from a single zone. Talisman has a 33.15% working interest.
  First natural gas sales to Singapore commenced from the Corridor Production Sharing Contract in South Sumatra.
  The Howler well on Block 2c offshore Trinidad tested natural gas.
  Talisman is drilling its first two exploration wells in Colombia.

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements. The calculation of barrels of oil equivalent (boe) is based on a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil equivalent. All comparative percentages are between the quarters ended September 30, 2003 and 2002, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated. Reported production represents Talisman's working interest share before royalties unless otherwise noted. Readers are also referred to the product netbacks by reporting segment included elsewhere in this interim report upon which much of the following discussion is based.

Included in the MD&A are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as discussed below, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations.

Quarterly results summary

	Three months ended		Nine months ended
September 30	2003	2002	2003	2002
Financial (millions of Cdn. dollars unless otherwise stated)
Cash flow1&3	640	657	2,085	1,886
Net income[1]	126	151	900	342
Exploration and development expenditures	575	443	1,522	1,391
Per common share (dollars)
Cash flow1&3 - Basic	4.99	4.87	16.17	14.03
- Diluted	4.92	4.80	15.98	13.78
Net income[2] - Basic	0.94	1.08	6.85	2.41
- Diluted	0.92	1.06	6.77	2.36
Production (daily average production)
Oil and liquids (bbls/d)	202,008	267,393	212,520	273,467
Natural gas (mmcf/d)	1,064	1,024	1,074	1,039
Total boe/d (6mcf=1boe)	379,393	437,865	391,473	446,665

1)

Amounts are reported prior to preferred security charges of $10 million ($6 million, net of tax) for the three months ended September 30, 2003 (2002 - $11 million; $6 million, net of tax).

2)

Per common share amounts for net income and diluted net income are reported after preferred security charges.

3)

Cash flow is a non-GAAP measure and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.

The Company's cash flow for the first nine months increased to $2,085 million, up 10% over 2002. Higher natural gas production and prices more than offset the impact of the sale of the Sudan operations in March of this year. The current quarter's cash flow, as compared to the second quarter of 2002, decreased 3% to $640 million primarily due to the sale of Sudan. Cash flow per share for the quarter increased to $4.99 as the average number of shares decreased 5% during the past year as a result of shares purchased under the Company's normal course issuer bid.

Net income per share for the quarter decreased $0.14 to $0.94 as compared to the third quarter of 2002 due primarily to the sale of the Sudan operations. Net income per share for the first nine months was $6.85, up from $2.41 in 2002. The Company's net income for the nine months of 2003 was impacted by the following three significant special non-cash items which increased the year-to-date net income by $382 million ($2.95/share):

-	Sale of Sudan operations - first quarter gain on sale increased net income by $296 million ($2.28/share)
-	Change in stock options accounting- second quarter expense of $105 million ($74 million, net of tax) or $0.57/share upon implementation of a change in stock options accounting.
-	Tax rate changes - second quarter future tax recovery of $160 million ($1.24/share) due to decreases in Canadian federal and provincial tax rates.

Sale of Sudan operations

On March 12, 2003, Talisman completed the sale of its indirectly held subsidiary, which owned an interest in the Greater Nile Oil Project in Sudan, to ONGC Videsh Limited ("OVL"), a subsidiary of India's national oil company. The aggregate amount realized by Talisman from the transaction (including interest and cash received by Talisman between September 1, 2002 and closing) was $1.13 billion (US$771 million), subject to post-closing adjustments. See note 7 to the Interim Consolidated Financial Statements.

The following table has been provided to assist readers in understanding the Company's results after taking into account the sale of the Sudan operations. The pro forma amounts presented below for 2002 and 2003 exclude the $296 million gain on sale of the Sudan operations and the Sudan results of operations.

Pro forma Sudan operations and gain on sale	Pro forma Three months ended	Pro forma Nine months ended

September 30	2003	2002	2003	2002
Financial (millions of Cdn. dollars unless otherwise stated)
Cash flow	640	543	2,009	1,620
Net income	126	77	559	170
Exploration and development expenditures	575	411	1,520	1,313
Per common share (dollars)
Cash flow - Basic	4.99	4.03	15.58	12.05
- Diluted	4.92	3.97	15.40	11.84
Net income - Basic	0.94	0.53	4.20	1.13
- Diluted	0.92	0.52	4.15	1.11
Production (daily average production)
Oil and liquids (bbls/d)	202,008	207,348	195,087	213,711
Natural gas (mmcf/d)	1,064	1,024	1,074	1,039
Total boe/d (6mcf=1boe)	379,393	377,820	374,040	386,907

On a pro forma basis, cash flow per share increased 24% for the quarter due to higher North America natural gas revenues and fewer outstanding common shares. Pro forma net income for the quarter increased 64% compared to a year ago.

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. In July 2003, Talisman filed a motion to dismiss the lawsuit for lack of personal jurisdiction of the Court over Talisman. In August 2003, the plaintiffs filed a motion seeking certification of the case as a class action. Talisman is in the process of challenging this certification. No decision is expected on either of these motions until 2004. In a mandatory disclosure served in September 2003, the plaintiffs named the compensatory and punitive damage amounts they are claiming. Talisman regards these claims to be entirely without merit and is continuing to vigorously defend itself against this lawsuit.

Company Netbacks

	Three months ended			Nine months ended
September 30	2003	2002	2001	2003	2002	2001
Oil and liquids ($/bbl)
Sales price	37.15	39.64	35.33	39.44	35.77	36.76
Hedging expense (income)	2.01	0.63	(0.04)	2.04	(0.01)	0.07
Royalties	4.20	6.66	6.18	5.76	6.16	6.98
Operating costs	9.89	8.89	6.96	9.68	7.81	7.10
	21.05	23.46	22.23	21.96	21.81	22.61
Natural gas ($/mcf)
Sales price	5.59	3.32	3.66	6.40	3.64	5.88
Hedging expense (income)	0.02	(0.30)	(0.18)	0.13	(0.26)	0.13
Royalties	0.98	0.51	0.66	1.22	0.60	1.35
Operating costs	0.74	0.72	0.58	0.71	0.65	0.59
	3.85	2.39	2.60	4.34	2.65	3.81
Total $/boe (6mcf=1boe)
Sales price	35.46	31.92	30.11	38.94	30.32	36.14
Hedging expense (income)	1.13	(0.31)	(0.44)	1.45	(0.62)	0.36
Royalties	4.99	5.25	5.32	6.48	5.16	7.43
Operating costs	7.31	7.11	5.60	7.17	6.28	5.66
	22.03	19.87	19.63	23.84	19.50	22.69

Netbacks do not include synthetic oil and pipeline operations.  Additional netback information by major product type and region is included elsewhere in this interim report.

The Company's average netback for the quarter was $22.03/boe, up 11% from 2002 with higher North America natural gas prices reduced by higher natural gas royalties, increased hedging losses and the impact of the strengthening Canadian dollar. Oil royalties during the quarter were reduced due to the UK's abolition of government royalties in the North Sea and the sale of the Sudan operations.

Revenue

September 30	Three months ended			Nine months ended
Gross Sales ($ millions)	2003	2002	2001	2003	2002	2001
North America	640	470	480	2,129	1,411	1,923
North Sea	413	504	427	1,250	1,451	1,197
Southeast Asia	123	117	115	379	344	337
Algeria	27	-	-	48	-	-
Sudan	-	209	167	209	569	507
	1,203	1,300	1,189	4,015	3,775	3,964

The Company's gross sales were $1.2 billion for the quarter, down slightly from 2002 with the increase in natural gas revenues due to higher pr ices ($210 million) and volumes ($25 million) being more than offset by the decrease in oil and liquids revenues due to the sale of the Sudan operations ($209 million), lower liquids volumes ($20 million) and prices ($52 million) and increased hedging losses ($52 million). On a pro forma basis, after removing the Sudan operations, gross sales for the quarter were up 10% as higher natural gas revenues in North America more than offset the drop in oil and liquids revenue and hedging losses.

Production (daily average)

	Three months ended			Nine months ended
September 30	2003	2002	2001	2003	2002	2001
Oil and liquids (bbls/d)
North America	59,612	61,266	65,845	60,267	62,632	66,250
North Sea	112,360	124,106	116,696	107,811	128,577	102,665
Southeast Asia	22,241	21,976	21,307	22,170	22,500	19,531
Algeria	7,795	-	-	4,839	-	-
Sudan	-	60,045	54,342	17,433	59,758	52,560
	202,008	267,393	258,190	212,520	273,467	241,006
Natural gas (mmcf/d)
North America	853	809	810	863	817	797
North Sea	91	122	88	106	126	98
Southeast Asia	120	93	88	105	96	91
	1,064	1,024	986	1,074	1,039	986
Total boe/d (6mcf=1boe)	379,393	437,865	422,459	391,473	446,665	405,406

The Company's daily average production during the quarter, as measured in barrels of oil equivalent, increased 4% over the second quarter of 2003 but was down from a year ago primarily due to the sale of the Sudan operations, natural decline and North Sea turnarounds. The startup of Algeria operations and higher natural gas production contributed to the increase in production over the second quarter.

As anticipated, North Sea production for the quarter increased 10,000 bbls/d over the second quarter of 2003 due to successful development drilling and the acquisition of the Gyda field in the Norwegian sector of the North Sea. Gyda contributed 3,500 bbls/d during the quarter and is currently producing approximately 7,000 boe/d. The Blake Flank achieved first oil near the end of September and is currently averaging approximately 1,900 bbls/d. Liquids production from the PM-3 CAA development project in Southeast Asia commenced at quarter end. Malaysia/Vietnam production averaged 6,300 bbls/d during the quarter and is currently producing 12,000 bbls/d. Algeria production commenced at the end of 2002 at Ourhoud and increased through the first nine months of 2003 with the startup of the MLN project at the end of the second quarter. North America liquids production was lower as the Company continues to focus on natural gas opportunities.

North America natural gas production for the quarter ended September 30, increased to 853 mmcf/d, up 5% over the same period last year with the acquired properties in Appalachia averaging 64 mmcf/d. However, North America natural gas production for the quarter was affected by development delays and turnarounds. Talisman's North Sea natural gas production in the third quarter of 2002 benefited from a temporary increase in access to export pipeline capacity at Brae. Southeast Asia production averaged 120 mmcf/d, up 29% over last year, with the increase due primarily to Corridor sales under the Caltex 2 gas contract. Corridor production also included sales under a long-term supply contract to Gas Supply Pte. Ltd. in Singapore which commenced mid-September at 7.5 mmcf/d. Natural gas production in

Malaysia/Vietnam has started from the end of October.

Prices

	Three months ended			Nine months ended
September 30	2003	2002	2001	2003	2002	2001
Oil and liquids ($/bbl)
North America	33.43	35.57	32.81	36.41	31.70	33.87
North Sea	38.66	41.89	37.16	40.08	37.77	38.70
Southeast Asia	38.26	41.27	37.87	40.91	37.59	39.54
Algeria	39.37	-	-	38.44	-	-
Sudan	-	38.33	33.36	43.89	34.86	35.42
	37.15	39.64	35.33	39.44	35.77	36.76
Natural gas ($/mcf)
North America	5.92	3.26	3.56	6.79	3.55	6.16
North Sea	4.08	3.13	3.40	4.46	3.70	4.28
Southeast Asia	4.41	4.12	4.88	5.10	4.32	5.06
	5.59	3.32	3.66	6.40	3.64	5.88
Total $/boe (6mcf=1boe)	35.46	31.92	30.11	38.94	30.32	36.14
Hedging loss (income)-excluded from the above prices Oil and liquids ($/bbl)	2.01	0.63	(0.04)	2.04	(0.01)	0.07
Natural gas ($/mcf)	0.02	(0.30)	(0.18)	0.13	(0.26)	0.13
Total $/boe (6mcf=1boe)	1.13	(0.31)	(0.44)	1.45	(0.62)	0.36
Benchmark prices WTI (US$/bbl)	30.20	28.27	26.49	30.99	25.39	27.73
Brent dated (US$/bbl)	28.41	26.95	25.30	28.65	24.38	26.16
NYMEX (US$/mmbtu)	5.10	3.26	2.98	5.73	3.01	5.01
AECO (C$/gj)	5.97	3.08	3.72	6.70	3.48	6.92

 Excludes synthetic oil.

World oil and North American natural gas prices remained strong during the third quarter with WTI averaging US$30.20/bbl and NYMEX averaging US$5.10/mmbtu. Talisman's average reported prices remained strong during the quarter with North America natural gas prices averaging $5.92/mcf, significantly higher compared to a year ago, while Talisman's reported average oil price, though down slightly from a year ago, averaged $37.15/bbl for the quarter. Talisman's Canadian dollar average reported prices, as compared to the WTI and Brent benchmark prices, were reduced due to the strengthening of the Canadian dollar against the US dollar.

The average natural gas price in Southeast Asia was impacted due to increased gas sales under the Caltex 2 contract. The Caltex 2 gas price is approximately 25% less than the original Caltex contract. Both Caltex contracts are referenced to oil prices. Natural gas sales to Singapore are referenced to the Singapore spot market for fuel oil and averaged approximately $4.93/mcf for the second half of September.

The Company's commodity hedging activities resulted in a $1.13/boe loss for the quarter compared to a gain of $0.31/boe in 2002, due to higher North American natural gas prices and oil benchmark prices. The Company's net hedging loss for the quarter was $39 million compared to a gain of $13 million in 2002. A summary of the Company's outstanding commodity based sales contracts may be found in note 5 to the Interim Consolidated Financial Statements.

Royalties

September 30	Three months ended			Nine months ended
Royalty expense ($ millions)	2003	2002	2001	2003	2002	2001
North America	127	84	99	465	254	486
North Sea	(2)	25	25	(6)	74	62
Southeast Asia	33	34	24	107	92	70
Algeria	15	-	-	26	-	-
Sudan	-	68	59	97	205	203
	173	211	207	689	625	821

September 30	Three months ended			Nine months ended
Average royalty rates (%)	2003	2002	2001	2003	2002	2001
North America	20	19	21	21	19	25
North Sea	-	5	6	-	5	5
Southeast Asia	25	29	21	27	27	21
Algeria	51	-	-	51	-	-
Sudan	-	32	35	46	36	40
	14	16	18	17	17	21

Excludes synthetic oil

The Company's royalty expense for the third quarter was $173 million, which equates to an overall royalty rate of 14%, down from 16% in 2002. Higher natural gas prices in Canada increased the royalty rate for North America. North Sea royalties decreased as a result of the UK abolishing government royalties effective January 2003. In addition, agreement was reached with respect to the outstanding UK royalty issues in respect of prior years resulting in a negative royalty expense for 2003. Talisman's Algerian royalty rate is expected to average 51% during the initial years of production. Without Sudan, the Company's quarterly average royalty rate would have been 13% and 15% for 2002 and 2001, respectively.

Operating Expense

September 30	Three months ended			Nine months ended
Operating expense ($millions)	2003	2002	2001	2003	2002	2001
North America	98	92	83	291	258	246
North Sea	140	164	122	428	430	330
Southeast Asia	21	23	17	62	61	49
Algeria	9	-	-	12	-	-
Sudan	-	23	14	18	63	50
	268	302	236	811	812	675

September 30	Three months ended			Nine months ended
Unit operating costs ($/boe)	2003	2002	2001	2003	2002	2001
North America	5.07	4.90	4.18	4.93	4.48	4.23
North Sea	11.18	11.47	9.00	11.65	9.74	9.13
Southeast Asia	5.27	6.58	5.26	5.68	5.81	5.16
Algeria	12.24	-	-	8.93	-	-
Sudan	-	4.07	2.78	3.73	3.85	3.46
	7.31	7.11	5.60	7.17	6.28	5.66

Excludes synthetic oil

Operating expense decreased to $268 million for the quarter due to lower North Sea maintenance expenditures and the sale of the Sudan operations. Higher power costs contributed to the increase in North America unit operating costs. Higher Corridor production decreased the Southeast Asia unit operating costs to $5.27/boe. The Algeria operating costs increased due to the startup of the MLN project at the end of the second quarter. However, the strengthening Canadian dollar generally mitigated the increase in the Company's reported unit operating costs.

Capital expenditures ($ millions)

	Three months ended			Nine months ended
September 30	2003	2002	2001	2003	2002	2001
North America	359	179	249	1,231	609	745
North Sea	325	153	153	545	418	485
Southeast Asia	78	76	35	232	181	69
Algeria	5	36	13	30	76	42
Sudan	-	32	37	2	78	88
Other	79	12	9	137	82	22
	846	488	496	2,177	1,444	1,451

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.

Total planned exploratio n and development spending for 2003 is projected to be $2.2 billion excluding acquisitions. During the first nine months of 2003, $1.5 billion was spent on exploration and development and $655 million was spent on net acquisitions including debt and working capital assumed. In the first nine months of 2003, the category "other" in the above table includes $78 million spent for exploration and development in Trinidad.

In August, Talisman completed the purchase of a 61% operating interest in the Norwegian offshore Gyda field, associated facilities and adjacent acreage for $130 million, including $25 million of assumed working capital deficiency. As part of this acquisition, Talisman has preliminarily recorded $47 million of goodwill. Gyda, in addition to its current production, is expected to provide prospective field development opportunities. Talisman also acquired additional minor working interests in four North Sea fields for $60 million. Most of the minor acquisitions occurred at the end of the third quarter.

The acquisition of Vista Midstream Solutions (Vista) was completed in July for $130 million, including debt and working capital assumed. The acquisition of Vista, in addition to its growing midstream revenue, will also provide access to infrastructure to support Talisman's exploration activities in the Deep Basin area of Alberta.

The first quarter acquisition of the US natural gas properties for $384 million accounts for the remainder of the acquisitions completed in the first nine months of 2003.

Depreciation, Depletion and Amortization

September 30 DD&A ($/boe)	Three months ended			Nine months ended
	2003	2002	2001	2003	2002	2001
North America	9.35	8.49	8.54	9.21	8.34	7.85
North Sea	12.82	14.04	11.99	12.69	12.75	11.72
Southeast Asia	5.40	6.14	6.48	5.91	6.12	6.46
Algeria	6.81	-	-	7.08	-	-
Sudan	-	4.18	3.93	3.98	4.21	3.97
	10.02	9.53	8.85	9.73	9.08	8.36

The 2003 third quarter depreciation, depletion and amortization (DD&A) expense was $350 million, down from $384 million in 2002 as an increase in unit DD&A rate partly offset the impact of lower production. The DD&A rate in North America increased due to the inclusion of costs associated with the US property acquisitions. The North Sea DD&A rate fell due partly to lower depletion at Beatrice.

Other ($ millions except where noted)

September 30	Three months ended			Nine months ended
	2003	2002	2001	2003	2002	2001
G&A	32	33	25	106	99	79
G&A ($/boe)	0.92	0.81	0.64	0.99	0.81	0.71
Interest expense	30	38	44	102	122	103
Interest costs capitalized	8	7	2	22	18	14
Dry hole expense	71	73	26	185	125	81
Stock-based compensation	18	-	-	123	-	-
Other revenue	17	21	17	54	60	60
Other expense (income)	(9)	(14)	59	25	60	61

Dry hole expense was $71 million for the quarter, a portion of which related to a high risk exploration well off-shore Nova Scotia. Interest expense fell during the quarter due to the lower average debt level. Other revenue included $14 million of pipeline and processing revenue. For the first nine months, the income statement item 'other expense (income)' includes a second quarter property impairment in the North Sea of $27 million due to disappointing development drilling at Ivanhoe/Rob Roy.

Stock-Based Compensation

The Company's stock option plans were amended to provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the Company's share price at the time of surrender. The cash payment alternative is expected to result in reduced shareholder dilution in the future as it is anticipated that most holders of the stock options (now and in the future) will elect to take a cash payment. Such cash payments made by the Company to stock option holders will be deductible by the Company for income tax purposes.

As a result of the cash payment alternative, which became available on July 1, 2003, the Company's second quarter results included a $105 million ($74 million, or $0.57/share, net of tax) stock-based compensation expense relating to the appreciated value of the Company's outstanding stock options at June 30, 2003. The stock-based compensation expense for the third quarter was $18 million primarily relating to the appreciation of the Company's stock price during the quarter. During the third quarter, the first period in which the new cash payment alternative was provided to option holders, 580,035 options were surrendered for $17 million. Additional stock-based compensation expense or recoveries in future periods is dependent on the movement of the Company's share price and the number of outstanding options. See notes 1 and 3 to the Interim Consolidated Financial Statements for additional information on stock-based compensation.

Income taxes ($ millions)

September 30	Three months ended			Nine months ended
	2003	2002	2001	2003	2002	2001
Income before tax	217	257	219	1,123	770	1,174
Less PRT	23	30	35	73	106	115
	194	227	184	1,050	664	1,059
Income tax expense (recovery)
Current income tax	59	68	82	194	192	276
Future income tax	9	8	(19)	(44)	130	90
	68	76	63	150	322	366
Effective tax rate	35	33	34	14	48	35

The current income tax expense for the quarter decreased due to lower North Sea income. The effective tax rate for the current quarter was 35% compared with 33% in 2002 due to the change in the sourcing of the Company's taxable income between tax jurisdictions.

The effective tax rate for the first nine months was impacted by a number of items including the gain on the sale of the Sudan operations and taxable foreign exchange gains on foreign currency denominated loans due to the strengthening Canadian dollar. During the second quarter of 2003, the Company recorded a non-cash future tax recovery of $160 million ($1.24/share) due to a reduction in the Canadian federal and provincial tax rates.

In 2002, the future tax expense for the first nine months increased due to the introduction of a 10% supplemental tax in the UK ($128 million), which was partially offset by a reduction in the Alberta provincial tax rate ($12 million).

Long-term debt and liquidity

Long-term debt decreased to $2.3 billion, down from $3.0 billion at year end, as a portion of the Sudan net proceeds was used to repay amounts outstanding under the Company's bank credit facilities. In addition, the strengthening of the Canadian dollar vis-a-vis the US dollar during the first nine months of 2003 decreased the reported debt amount by $278 million as compared to year end. The majority of the change in reported debt due to currency movements does not impact the Company's net income but instead impacts the cumulative foreign currency translation account which is included in shareholders' equity. Subsequent to September 30, the continuing appreciation of the Canadian dollar against the US dollar in the month of October has further decreased the US dollar denominated debt by approximately $37 million.

Allowing for $220 million of cash and short-term investments, total net corporate debt at quarter end, excluding the preferred securities, was $2.1 billion. On a net debt basis, debt-to-debt plus equity was 30%, down from 40% at year end.

During the quarter, 1,200,900 common shares were repurchased for $73 million ($60.99/share). Year-to-date, the Company purchased 3,335,600 common shares for $194 million ($58.24/share). In March 2003, the Company renewed the normal course issuer bid to permit the purchase of up to 6,456,669 of its common shares, representing 5% of the total number of common shares outstanding at the time of the renewal.

In September 2003, Talisman declared a semi-annual dividend of $0.40/share payable December 31, 2003. This constitutes a 33% ($0.10/share) increase in the semi-annual dividend rate. The dividend will be paid to shareholders of record at the close of business on December 10, 2003.

EXPLORATION AND OPERATIONS REVIEW

North America

During the third quarter, Talisman participated in 161 wells (gross). A total of 83 gas and 62 oil wells were drilled, with an average success rate of 90%.

Gas production in North America during the third quarter averaged 853 mmcf/d, an increase of 5% over the same period last year, including production from Appalachia. Liquids production averaged 59,612 bbls/d, a decrease of 3% over the same period last year. Natural gas continues to be the focus of the Company's exploration and development activities in North America, supplemented by low risk oil projects.

In the Alberta Foothills, natural gas production averaged 124 mmcf/d, essentially unchanged from the last few quarters. Talisman estimates that it has 15-20 mmcf/d of shut in production in the area due to infrastructure limitations. The Erith pipeline and dehydration projects have just been commissioned and are expected to alleviate this bottleneck by mid-November. The pipeline will add 75 mmcf/d of raw gas capacity from the Foothills area to Talisman's Edson gas plant. The Company expects to utilize approximately two-thirds of this raw gas capacity for its own production. Talisman continued its active program in the area with four operated and six non-operated drilling rigs. During the quarter, five of the 34 wells (gross) planned for this year were drilled with a 100% success rate, testing at rates between 8-18 mmcf/d.

In the Turner Valley field, Talisman's successful oil and up hole gas drilling programs continued with three new gas wells. Construction of a new sweet gas plant at Little Chicago in Turner Valley has been approved, which will allow 10 mmcf/d (net) of shut-in sweet gas to flow. The plant received EUB approval and construction is projected to start in the first quarter of 2004. The plant is sized for capacity of 20 mmcf/d to allow for growth from 2004 drilling.

In the Monkman area, natural gas production averaged 87 mmcf/d, an increase of 8% over the same period last year and unchanged from last quarter. There are currently three rigs active in the area, with two deep wells drilling.

In Chauvin, 27 oil wells were drilled in the third quarter with a 100% success rate. Chauvin's production averaged 18,279 boe/d.

Production from Appalachia averaged 64 mmcf/d during the third quarter. Two wells have been completed and are awaiting tie -in and compression. The Fortuna Konstantinedes well tested at rates up to 10.4 mmcf/d. Two wells are currently drilling and two more wells are planned for the rest of the year.

Bigstone/ Wild River continues to be an active area for the Company. Year-to-date, a total of 48 wells (gross) have been drilled with 100% success. Currently there are six rigs working in the area and Talisman expects to drill a total of 67 gross wells here in 2003 versus 27 in 2002. Production averaged 15,548 boe/d during the quarter. The Wild River plant was at capacity following its 2002 expansion and was expanded again during the third quarter, adding 15 mmcf/d of capacity.

Another active winter drilling program is underway at West Whitecourt, with two rigs currently operating in the area and plans to expand to four rigs by year end. A total of 26 wells (gross) have been drilled year-to-date with an 88% drilling success rate. Talisman plans to drill a total of 40 wells (gross) in 2003 versus 38 wells in 2002.

The Company continues to increase production in the Deep Basin, with an average production rate of 66.7 mmcfe/d, a 31% increase over the same period last year and a 17% increase from the previous quarter. This gain is attributable in part to the Elmworth 1-17-70-7W6 well, which has produced at rates as high as 17 mmcf/d. The acquisition of the Vista Cutbank midstream assets in the Deep Basin supports Talisman's strategy in the area. During the third quarter, three gas wells were drilled with one rig currently operating and four more expected to be operating in November. Six additional wells are expected to be drilled by year end.

As part of our ongoing acquisition and disposition process, Talisman completed 15 transactions during the quarter resulting in the purchase of $142 million in assets (including $130 million for the Vista Midstream assets) and the sale of $55 million of non-core holdings, including some of the acquired Vista assets.

North America Frontiers

During the quarter, Talisman participated in the high-risk Balvenie -B79 well off the east coast of Nova Scotia. The well was plugged and abandoned, however it did not reach Talisman's prime objective.

North Sea

North Sea production during the third quarter averaged 127,500 boe/d, up 9% from the second quarter of 2003, mainly due to the resumption of production after the completion of major planned shutdowns at Ross/Blake and at Claymore/Tartan and the acquisition of Gyda. Production in September averaged 147,000 boe/d and this production rate has been maintained through October.

The acquisition of the operated Gyda interest (TLM 61%) in Norway closed during the quarter. Current production is 7,000 boe/d net to Talisman. The drilling rig is currently being upgraded to accommodate drilling in early 2004.

Production from the Blake Flank pilot development commenced in September, with an initial rate of 5,200 bbls/d (TLM 54%) from one well. A water injector has been completed and a second producer is currently being drilled. The one-well Braemar field (TLM 13%) came on-stream on September 27. Development planning is underway for the J1 discovery near Buchan.

Talisman has a very active development drilling program in the North Sea with wells currently drilling in the Clyde, Halley, Ross and Claymore areas in addition to an exploration well at J5, near Buchan. A successful exploration well was drilled at Affleck, near Clyde (TLM 27%) and tested at 4,000 bbls/d of 36o API oil from one zone. A sidetrack well is planned to further appraise the Affleck discovery.

Four new exploration blocks were awarded to Talisman during the quarter. Talisman will be evaluating potential stratigraphic traps on this acreage.

Indonesia

Indonesia production during the third quarter averaged 36,000 boe/d, up 6% from the second quarter of 2003, mainly due to stronger Caltex sales for the Duri steam flood project and the commencement of sales of Corridor gas to Singapore in September. Under the terms of the 20-year gas sales agreement signed February 12, 2001 with Gas Supply Pte Ltd., sales to Singapore from the Corridor Block and two other third-party blocks in Sumatra are expected to peak at 367 mmcf/d in 2009, of which gas sales from the Corridor Block will be about 155 mmcf/d (Talisman's share 36%). Negotiations for the sale of over 2.3 tcf of Corridor gas to West Java are very active.

The successful fracture stimulation program at Tanjung continued into the third quarter with production rates maintained at 6,100 bbls/d (net TLM).

Malaysia/Vietnam

The PM-3 CAA Phase 2/3 Project started oil production on time and on budget on September 29. To date, 19 development wells have been drilled. Current oil production is 12,000 bbls/d. First natural gas production started in late October.

Five out of five successful exploration and appraisal wells have been drilled year-to-date at South Angsi in PM305, Hoa Mai in Block 46-Cai Nuoc (Vietnam) and in the northern area of PM-3 CAA at Bunga Pakma/Bunga Orkid. Development planning for the South Angsi discovery is underway, with development sanction expected at year end with first production in mid-2005. Reserves at South Angsi are being revised upwards.

Trinidad

Development of the Angostura field located in offshore Block 2c is progressing as planned (TLM 25%). The K-2 jacket has been installed and development drilling has started. First oil from the project is expected in early 2005.

The Howler well offshore Block 2c tested natural gas. The Bimurraburra exploration well in Block 3a is being evaluated. An exploration well at Delaware-1 is also being drilled on Block 3a.

Algeria

Oil production from the Menzel Lejmat North (MLN) field in Algeria commenced in late June 2003. MLN oil production has now increased to approximately 16,000 bbls/d (TLM 35%). Talisman's current production in Algeria, including its interest in the Ourhoud field, is 9,000 bbls/d. Further production increases are expected in the fourth quarter as the MLN satellite fields start production. Development planning is ongoing for the undeveloped MLSE discoveries in the south of Block 405a.

Colombia

Exploration drilling in Colombia commenced in early September and the Acevedo and Huila Norte wells are expected to reach their target depths in the next one to two months.

Qatar

Talisman has established a temporary office in Qatar. The Company's permanent office is under construction and scheduled to be completed about the end of November. Tenders have gone out for seismic reprocessing, with work expected to start in December. Activity in 2004 will consist of shooting new 2D and 3D seismic and developing a drilling program.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States. Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar. Talisman has adopted the

International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.

Talisman's shares are listed on Toronto Stock Exchange in Canada and New York Stock Exchange in the United States under the symbol TLM.

Non-GAAP Financial Measures

Included in this news release are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently these are referred to as non-GAAP measures. Cash flow, as referred to in this news release, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations.

Forward-looking Statements

This news release contains statements about estimates of future sales, production and deliveries, business plans for drilling and development, the estimated amounts and timing of capital expenditures, anticipated operating costs, royalty rates, cash flows, transportation plans and capacity, anticipated access to infrastructure or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections rela ting to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to: uncertainties as to the availability and cost of financing; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action in countries such as Indonesia, Malaysia, Vietnam, Algeria or Colombia); general economic conditions; the effect of acts of, or actions against international terrorism; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's Annual Report under the headings "Management's

Discussion and Analysis - Liquidity and Capital Resources", "- Risks and Uncertainties" and "- Outlook" as well as in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission ("SEC").

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Residents

Talisman is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, and, consequently files reports with and furnishes other information to the SEC. These reports and other information have been prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. ?Talisman follows the Canadian practice of reporting gross production volumes, which are prior to the deduction of royalties and similar payments. Any references to net production in this news release, unless indicated otherwise, refers to Talisman's net working interest prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts. As a consequence, Talisman's production volumes may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Talisman Energy Inc. Highlights

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002
Financial
(millions of Canadian dollars unless otherwise stated)
Cash flow	640	657	2,085	1,886
Net income	126	151	900	342
Exploration and development expenditures	575	443	1,522	1,391
Per common share (dollars)
Cash flow (1)	4.99	4.87	16.17	14.03
Net income (2)	0.94	1.08	6.85	2.41
Production
(daily average)
Oil and liquids (bbls/d)
North America	56,556	58,533	57,570	59,852
North Sea	112,360	124,106	107,811	128,577
Southeast Asia	22,241	21,976	22,170	22,500
Algeria	7,795	-	4,839	-
Sudan	-	60,045	17,433	59,758
Synthetic oil	3,056	2,733	2,697	2,780
Total oil and liquids	202,008	267,393	212,520	273,467
Natural gas (mmcf/d)
North America	853	809	863	817
North Sea	91	122	106	126
Southeast Asia	120	93	105	96
Total natural gas	1,064	1,024	1,074	1,039
Total mboe/d	379	438	391	447
Prices (3)
Oil and liquids ($/bbl)
North America	33.43	35.57	36.41	31.70
North Sea	38.66	41.89	40.08	37.77
Southeast Asia	38.26	41.27	40.91	37.59
Algeria	39.37	-	38.44	-
Sudan	-	38.33	43.89	34.86
Crude oil and natural gas liquids	37.15	39.64	39.44	35.77
Synthetic oil	42.59	42.70	45.14	39.06
Total oil and liquids	37.24	39.66	39.51	35.80
Natural gas ($/mcf)
North America	5.92	3.26	6.79	3.55
North Sea	4.08	3.13	4.46	3.70
Southeast Asia	4.41	4.12	5.10	4.32
Total natural gas	5.59	3.32	6.40	3.64
Total ($/boe) (includes synthetic)	35.52	31.98	38.98	30.37

(1) Cash flow per common share is calculated before deducting preferred security charges.
(2) Net income per common share is calculated after deducting preferred security charges.
(3) Prices are before hedging.

Talisman Energy Inc. Consolidated Balance Sheets

	September 30	December 31
(millions of Canadian dollars)	2003	2002
Assets
Current
Cash and short-term investments	220	27
Accounts receivable	639	719
Inventories	105	147
Prepaid expenses	17	24
	981	917

Accrued employee pension benefit asset	65	67
Other assets	73	99
Goodwill	491	469
Property, plant and equipment	9,609	10,042
	10,238	10,677
Total assets	11,219	11,594

Liabilities
Current
Accounts payable and accrued liabilities	902	803
Income and other taxes payable	189	186
	1,091	989

Deferred credits	51	57
Provision for future site restoration	789	813
Long-term debt	2,274	2,997
Future income taxes	2,126	2,236
	5,240	6,103
Contingencies and commitments

Shareholders' equity
Preferred securities	431	431
Common shares	2,723	2,785
Contributed surplus	73	75
Cumulative foreign currency translation	(132)	140
Retained earnings	1,793	1,071
	4,888	4,502
Total liabilities and shareholders' equity	11,219	11,594

See accompanying notes.
Interim statements are not independently audited.

Talisman Energy Inc. Consolidated Statements of Income

	Three months ended		Nine months ended
(millions of Canadian dollars	September 30		September 30
except per share amounts)	2003	2002	2003	2002
Revenue
Gross sales	1,203	1,300	4,015	3,775
Less royalties	173	211	689	625
Net sales	1,030	1,089	3,326	3,150
Other	17	21	54	60
Total revenue	1,047	1,110	3,380	3,210

Expenses
Operating	268	302	811	812
General and administrative	32	33	106	99
Depreciation, depletion and amortization	350	384	1,040	1,107
Dry hole	71	73	185	125
Exploration	70	37	161	115
Interest on long-term debt	30	38	102	122
Stock-based compensation	18	-	123	-
Other	(9)	(14)	25	60
Total expenses	830	853	2,553	2,440
Gain on sale of Sudan operations	-	-	296	-
Income before taxes	217	257	1,123	770
Taxes
Current income tax	59	68	194	192
Future income tax (recovery)	9	8	(44)	130
Petroleum revenue tax	23	30	73	106
	91	106	223	428
Net income	126	151	900	342
Preferred security charges, net of tax	6	6	17	18
Net income available to common shareholders	120	145	883	324

Per common share (dollars)
Net income	0.94	1.08	6.85	2.41
Diluted net income	0.92	1.06	6.77	2.36
Average number of common shares outstanding (millions)
Basic	128	135	129	134
Diluted	130	137	130	137

Consolidated Statements of Retained Earnings

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2003	2002	2003	2002

Retained earnings, beginning of period	1,721	926	1,071	787
Net income	126	151	900	342
Common share dividends	-	-	(39)	(40)
Purchase of common shares	(48)	-	(122)	-
Preferred security charges, net of tax	(6)	(6)	(17)	(18)
Retained earnings, end of period	1,793	1,071	1,793	1,071

See accompanying notes.

Talisman Energy Inc. Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	September 30		September 30
(millions of Canadian dollars)	2003	2002	2003	2002
Operating
Net income	126	151	900	342
Items not involving current cash flow	444	469	1,024	1,429
Exploration	70	37	161	115
Cash flow	640	657	2,085	1,886
Deferred gain on unwound hedges	(3)	(12)	(8)	(37)
Changes in non-cash working capital	(4)	(97)	(2)	(87)
Cash provided by operating activities	633	548	2,075	1,762
Investing
Proceeds on sale of Sudan operations	-	-	1,012	-
Capital expenditures
Exploration, development and corporate	(584)	(448)	(1,550)	(1,408)
Acquisitions	(246)	(49)	(644)	(69)
Proceeds of resource property dispositions	48	4	62	16
Investments	-	(2)	(3)	(2)
Changes in non-cash working capital	16	90	1	11
Cash used in investing activities	(766)	(405)	(1,122)	(1,452)
Financing
Long-term debt repaid	(54)	(234)	(791)	(1,397)
Long-term debt issued	-	107	292	1,162
Common shares issued (purchased)	(72)	-	(186)	34
Common share dividends	-	-	(39)	(40)
Preferred security charges	(10)	(11)	(29)	(32)
Deferred credits and other	2	9	20	(4)
Cash used in financing activities	(134)	(129)	(733)	(277)
Effect of translation on foreign currency cash	(1)	-	(27)	-
Net (decrease) increase in cash	(268)	14	193	33
Cash and short-term investments, beginning of period	488	36	27	17
Cash and short-term investments, end of period	220	50	220	50

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars ("$") except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman's Annual Report for the year ended December 31, 2002.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2002 except for the following:

As approved by the Company's shareholders, Talisman's stock option plans have been amended effective July 1, 2003 to provide employees and directors who hold stock options the choice upon exercise to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the Company's share price at the time of surrender.

In addition to the Company's stock option plans, Talisman's subsidiaries have issued 382,080 cash units during the year to certain overseas employees. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

As a result of the amendments to the stock option plans and the issuance of cash units, the Company has recorded $123 million ($87 million, net of tax) of stock-based compensation expense for the first nine months of 2003. The $106 million liability for stock-based compensation as at September 30, 2003 is based on the appreciated value of the outstanding stock options and cash units as determined using the September 30, 2003 closing share price.

Future stock based compensation expense or recoveries will be dependent on changes in the Company's share price and the number of options and cash units outstanding.

2. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares (year to date)	2003
	Shares	Amount
Balance at January 1,	131,039,435	$2,785
Issued upon exercise of stock options	265,838	9
Purchased	(3,335,600)	(71)
Balance at September 30,	127,969,673	2,723

Pursuant to a normal course issuer bid renewed in March 2003, Talisman may repurchase up to 6,456,669 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed. During the first nine mo nths of 2003 the Company repurchased 3,335,600 common shares for $194 million, including 1,200,900 common shares for $73 million in the quarter ended September 30, 2003.

3.  Stock Options

Continuity of stock options (year to date)	2003
	Number	Average
	Of	Exercise
	Options	Price
Outstanding at January 1, 2003	7,384,054	46.53
Granted during the period	2,351,899	59.41
Exercised for common shares	265,838	33.33
Exercised for cash payment	580,035	35.56
Expired/forfeited	146,911	58.77
Outstanding at September 30, 2003	8,743,169	50.92
Exercisable at September 30, 2003	3,434,512

As indicated in note 1, the Company began recording compensation expense in the second quarter of 2003 for stock options and cash units outstanding. Prior to the second quarter, no amount of compensation expense had been recognized in the financial statements for stock options granted to employees and directors. The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense prior to 2003 based on the estimated fair value of the options on the grant date. Had the stock option plans not been amended during the second quarter of 2003, the pro forma net income would have been approximately $57 million ($0.44/share) higher than the net income as reported for the nine months ended September 30, 2003.

September 30, 2002[1]	Three months ended	Nine months ended
	As Reported	Pro Forma[2]	As Reported	Pro Forma[2]
Net income ($millions)	151	143	342	319
Per common share ($/share)
Basic	1.08	1.02	2.41	2.24
Diluted	1.06	1.00	2.36	2.19

1 Pro forma amounts have not been provided for 2003 due to the recording of compensation expense as disclosed in note 1.

2 Pro forma net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

Stock options granted during the nine months ended September 30, 2003 had an estimated weighted-average fair value of $22.91 per option (2002 - $26.19 per option). The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2002 Consolidated Financial Statements. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or, effective July 1, 2003, to receive a cash payment equal to the appreciated value of the stock option.

4. Long-Term Debt

September 30, 2003		December 31, 2002
Bank Credit Facilities (Canadian $ denominated)	$-	$265
Debentures and Notes (unsecured)
US$ denominated (US$850 million)	1,148	1,342
Canadian $ denominated	634	814
denominated (250 million) [1]	492	576
	2,274	2,997
Less current portion	-	-
	$2,274	$2,997

1 Swapped into US dollars.  See note 6 of the December 31, 2002 Consolidated Financial Statements.

5. Commodity Based Sales Contracts

The following tables are an update of the commodity price derivative contracts and fixed price sales contracts outstanding:

a)

Commodity price derivative contracts

Natural gas

Fixed price swaps	Remainder 2003	2004	Three-way collars	Remainder 2003
(AECO gas index)			(AECO gas index)
Volumes (mcf/d)	13,800	-	Volumes (mcf/d)	4,600
Price ($/mcf)	6.35	-	Ceiling price ($/mcf)	3.39
(NYMEX gas index)			Floor price ($/mcf)	3.11
Volumes (mcf/d)	58,000	48,400	Sold put price ($/mcf)	2.56
Price (US$/mcf)	5.13	4.58

Two-way collars	Remainder 2003	Two-way collars	Remainder 2003
(AECO gas index)		(Sumas gas index)
Volumes (mcf/d)	9,200	Volumes (mcf/d)	3,200
Ceiling price ($/mcf)	7.25	Ceiling price (US$/mcf)	4.96
Floor price ($/mcf)	6.21	Floor price (US$/mcf)	3.92

Crude oil contracts

Fixed price swaps	Remainder 2003	2004	Two-way collars	Remainder 2003	2004
(Brent oil index)			(Brent oil index)
Volumes (bbls/d)	12,000	10,000	Volumes (bbls/d)	12,000	18,000
Price (US$/bbl)	22.79	25.95	Ceiling price (US$/bbl)	25.71	26.12
			Floor price (US$/bbl)	22.23	23.08
(WTI/NYMEX oil index)			(WTI/NYMEX oil index)
Volumes (bbls/d)	30,000	2,000	Volumes (bbls/d)	23,000	10,000
Price (US$/bbl)	25.34	27.37	Ceiling price (US$/bbl)	28.48	29.21
			Floor price (US$/bbl)	23.05	25.00

b)

Physical contracts (North America)

Fixed price sales	Remainder 2003	2004	2005-2007
Volumes (mcf/d)	54,500	33,800	14,600
Weighted average price ($/mcf)	3.80	3.37	3.09

In addition to the fixed price contracts, the Company has entered into physical contracts with a pricing structure similar to the three-way commodity collars disclosed in note 9 of the Company's December 31, 2002 Consolidated Financial Statements.

NIT index	Remainder 2003	2004
Volumes (mcf/d)	16,800	15,300
Ceiling ($/mcf)	3.75	3.49
Floor ($/mcf)	3.53	3.32
Sold put strike ($/mcf)	2.90	2.67

6. Selected Cash Flow Information
	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Net income	126	151	900	342
Items not involving current cash flow
Depreciation, depletion and amortization	350	384	1,040	1,107
Property impairments	-	-	28	49
Dry hole	71	73	185	125
Net loss (gain) on asset disposals	(5)	(2)	(14)	(1)
Gain on sale of Sudan operations	-	-	(296)	-
Stock-based compensation	1	-	106	-
Future taxes and deferred PRT	29	21	(24)	159
Other	(2)	(7)	(1)	(10)
	444	469	1,024	1,429
Exploration	70	37	161	115
Cash flow	640	657	2,085	1,886

7.  Sale of Sudan Operations

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan.  Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman between September 1, 2002 and closing on March 12, 2003.  The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	$ 1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Estimated closing costs	16
Gain on disposal	$296

The interim adjustments are subject to finalization and may change.

8. Segmented Information

	North America (1)					North Sea (2)				Southeast Asia (3)
	Three months		Nine months			Three months		Nine months		Three months		Nine months
	ended		ended			ended		ended		ended		ended
	September 30		September 30			September 30		September 30		September 30		September 30
(millions of Canadian dollars)	2003	2002	2003	2002		2003	2002	2003	2002	2003	2002	2003	2002
Revenue
Gross sales	640	470	2,129	1,411		413	504	1,250	1,451	123	117	379	344
Royalties	127	84	465	254		(2)	25	(6)	74	33	34	107	92
Net sales	513	386	1,664	1,157		415	479	1,256	1,377	90	83	272	252
Other	12	10	32	28		5	11	22	32	-	-	-	-
Total revenue	525	396	1,696	1,185		420	490	1,278	1,409	90	83	272	252
Segmented expenses
Operating	98	92	291	258		140	164	428	430	21	23	62	61
DD&A	173	154	513	454		151	186	435	520	21	21	64	64
Dry hole	47	70	109	91		(1)	-	50	-	1	-	2	4
Exploration	28	18	66	49		5	3	16	14	4	4	11	10
Other	(11)	(3)	(31)	(7)		3	1	32	56	1	1	5	5
Total segmented expenses	335	331	948	845		298	354	961	1,020	48	49	144	144
Segmented income before taxes	190	65	748	340		122	136	317	389	42	34	128	108
Non-segmented expenses
General and administrative
Interest on long-term debt
Gain on sale of Sudan operations
Stock-based compensation
Currency translation
Total non-segmented expenses
Income before taxes

Capital expenditures
Exploration	115	71	348	233		25	52	59	105	11	6	44	20
Development	155	110	413	380		118	54	301	255	67	70	188	161
Exploration and development	270	181	761	613		143	106	360	360	78	76	232	181
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)

Property, plant and equipment			5,521	4,955				2,690	2,921			1,081	1,093
Goodwill			291	291				87	46			113	132
Other			537	350				290	387			193	205
Segmented assets			6,349	5,596				3,067	3,354			1,387	1,430
Non-segmented assets
Total assets (5)

	Three months		Nine months							Three months		Nine months
	ended		ended							ended		ended
	September 30		September 30							September 30		September 30
(1) North America	2003	2002	2003	2002	(2)	North Sea				2003	2002	2003	2002
Canada	485	396	1,557	1,185		United Kingdom				402	486	1,243	1,388
US	40	-	139	-		Netherlands				6	4	23	21
Total revenue	525	396	1,696	1,185		Norway				12	-	12	-
Canada			5,111	4,848		Total revenue				420	490	1,278	1,409
US			410	107		United Kingdom						2,525	2,875
Property, plant and equipment (5)			5,521	4,955		Netherlands						38	46
						Norway						127	-
(4)	Excluding corporate acquisitions.					Property, plant and equipment (5)						2,690	2,921
(5)	Current year represents balances as at September 30, prior year represents balances as at December 31.

8. Segmented Information - Countinued

	Algeria				Sudan				Other				Total
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	27	-	48	-	-	209	209	569	-	-	-	-	1,203	1,300	4,015	3,775
	15	-	26	-	-	68	97	205	-	-	-	-	173	211	689	625
	12	-	22	-	-	141	112	364	-	-	-	-	1,030	1,089	3,326	3,150
	-	-	-	-	-	-	(1)	-	-	-	1	-	17	21	54	60
	12	-	22	-	-	141	111	364	-	-	1	-	1,047	1,110	3,380	3,210

	9	-	12	-	-	23	18	63	-	-	-	-	268	302	811	812
	5	-	9	-	-	23	19	69	-	-	-	-	350	384	1,040	1,107
	1	-	1	-	-	3	-	10	23	-	23	20	71	73	185	125
	-	-	-	-	-	1	5	5	33	11	63	37	70	37	161	115
	-	-	-	1	-	(10)	-	(10)	-	-	3	-	(7)	(11)	9	45
	15	-	22	1	-	40	42	137	56	11	89	57	752	785	2,206	2,204
	(3)	-	-	(1)	-	101	69	227	(56)	(11)	(88)	(57)	295	325	1,174	1,006

													32	33	106	99
													30	38	102	122
													-	-	(296)	-
													18	-	123	-
													(2)	(3)	16	15
													78	68	51	236
													217	257	1,123	770

	1	-	4	-	-	9	7	23	63	8	101	73	215	146	563	454
	4	36	26	77	-	23	(5)	55	16	4	36	9	360	297	959	937
	5	36	30	77	-	32	2	78	79	12	137	82	575	443	1,522	1,391
													343	71	741	91
													(72)	(26)	(86)	(38)
													8	5	27	17
													854	493	2,204	1,461

			217	244			-	772			100	57			9,609	10,042
			-	-			-	-			-	-			491	469
			18	6			-	56			16	12			1,054	1,016
			235	250			-	828			116	69			11,154	11,527
															65	67
															11,219	11,594

					Three months		Nine months
					ended		ended
					September 30		September 30
(3)	Southeast Asia				2003	2002	2003	2002
	Indonesia				73	69	222	213
	Malaysia				16	14	42	36
	Vietnam				1	-	8	3
	Total revenue				90	83	272	252
	Indonesia						407	515
	Malaysia						660	565
	Vietnam						14	13
	Property, plant and equipment (5)						1,081	1,093

9. Contingencies

Talisman is being sued by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. In July 2003, Talisman filed a motion to dismiss the lawsuit for lack of personal jurisdiction of the Court over Talisman. In August 2003, the plaintiffs filed a motion seeking certification of the case as a class action. Talisman is in the process of challenging this certification. No decision is expected on either of these motions until 2004. In a mandatory disclosure served in September 2003, the plaintiffs named the compensatory and punitive damage amounts they are claiming. Talisman regards these claims to be entirely without merit and is continuing to vigorously defend itself against this lawsuit.

Talisman Energy Inc. Product Netbacks

		Three months ended		Nine months ended
		September 30		September 30
(C$ - production before royalties)		2003	2002	2003	2002
North	Oil and liquids ($/bbl)
America	Sales price	33.43	35.57	36.41	31.70
	Hedging (gain)	2.05	0.52	2.58	(0.05)
	Royalties	6.81	7.74	7.54	6.66
	Operating costs	6.21	5.91	6.13	5.34
		18.36	21.40	20.16	19.75
	Natural gas ($/mcf)
	Sales price	5.92	3.26	6.79	3.55
	Hedging (gain)	0.03	(0.37)	0.16	(0.33)
	Royalties	1.18	0.55	1.47	0.65
	Operating costs	0.77	0.74	0.74	0.68
		3.94	2.34	4.42	2.55
North Sea	Oil and liquids ($/bbl)
	Sales price	38.66	41.89	40.08	37.77
	Hedging (gain)	1.98	0.75	1.98	0.03
	Royalties	(0.27)	1.68	(0.35)	1.56
	Operating costs	12.12	12.74	13.01	10.82
		24.83	26.72	25.44	25.36
	Natural gas ($/mcf)
	Sales price	4.08	3.13	4.46	3.70
	Hedging (gain)	-	-	-	-
	Royalties	0.09	0.46	0.14	0.54
	Operating costs	0.71	0.61	0.56	0.52
		3.28	2.06	3.76	2.64
Southeast Asia (1)	Oil and liquids ($/bbl)
	Sales price	38.26	41.27	40.91	37.59
	Hedging (gain)	2.07	0.53	2.50	(0.04)
	Royalties	14.43	16.13	16.28	14.06
	Operating costs	7.13	8.30	7.56	7.68
		14.63	16.31	14.57	15.89
	Natural gas ($/mcf)
	Sales price	4.41	4.12	5.10	4.32
	Hedging (gain)	-	-	-	-
	Royalties	0.24	0.24	0.28	0.23
	Operating costs	0.53	0.69	0.55	0.53
		3.64	3.19	4.27	3.56
Algeria	Oil ($/bbl)
	Sales price	39.37	-	38.44	-
	Hedging (gain)	2.07	-	2.32	-
	Royalties	20.38	-	19.73	-
	Operating costs	12.24	-	8.93	-
		4.68	-	7.46	-
Sudan	Oil ($/bbl)
	Sales price	-	38.33	43.89	34.86
	Hedging (gain)	-	0.52	-	(0.03)
	Royalties	-	12.45	20.34	12.60
	Operating costs	-	4.07	3.73	3.85
		-	21.29	19.82	18.44
Total Company	Oil and liquids ($/bbl)
	Sales price	37.15	39.64	39.44	35.77
	Hedging (gain)	2.01	0.63	2.04	(0.01)
	Royalties	4.20	6.66	5.76	6.16
	Operating costs	9.89	8.89	9.68	7.81
		21.05	23.46	21.96	21.81
	Natural gas ($/mcf)
	Sales price	5.59	3.32	6.40	3.64
	Hedging (gain)	0.02	(0.30)	0.13	(0.26)
	Royalties	0.98	0.51	1.22	0.60
	Operating costs	0.74	0.72	0.71	0.65
		3.85	2.39	4.34	2.65

(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc. Additional Information for US Readers Production net of royalties

	Three months ended		Nine months ended
	September 30		September 30
	2003	2002	2003	2002

Oil and liquids (bbls/d)
North America	45,032	45,801	45,648	47,288
North Sea	113,136	119,143	108,745	123,270
Southeast Asia (1)	13,854	13,388	13,347	14,085
Algeria	3,761	-	2,356	-
Sudan	-	40,547	9,355	38,167
Synthetic oil (Canada)	2,903	2,577	2,554	2,634
Total oil and liquids	178,686	221,456	182,005	225,444

Natural gas (mmcf/d)
North America	684	673	676	669
North Sea	89	104	102	107
Southeast Asia (1)	113	87	99	91
Total natural gas	886	864	877	867

Total mboe/d	326	365	328	370

(1) Includes operations in Indonesia and Malaysia/Vietnam.

Talisman Energy Inc. Additional Information for US Readers Product Netbacks

		Three months ended		Nine months ended
		September 30		September 30
(US$ - production net of royalties)		2003	2002	2003	2002
North	Oil and liquids (US$/bbl)
America	Sales price	24.22	22.75	25.47	20.18
	Hedging (gain)	1.87	0.43	2.27	(0.04)
	Operating costs	5.65	4.83	5.41	4.30
		16.70	17.49	17.79	15.92
	Natural gas (US$/mcf)
	Sales price	4.29	2.09	4.75	2.26
	Hedging (gain)	0.02	(0.29)	0.14	(0.26)
	Operating costs	0.70	0.57	0.66	0.53
		3.57	1.81	3.95	1.99
North Sea	Oil and liquids (US$/bbl)
	Sales price	28.01	26.80	28.04	24.05
	Hedging (gain)	1.42	0.50	1.37	0.02
	Operating costs	8.72	8.49	9.02	7.18
		17.87	17.81	17.65	16.85
	Natural gas (US$/mcf)
	Sales price	2.96	2.00	3.12	2.36
	Hedging (gain)	-	-	-	-
	Operating costs	0.52	0.46	0.40	0.39
		2.44	1.54	2.72	1.97
Southeast Asia (1)	Oil and liquids (US$/bbl)
	Sales price	27.72	26.40	28.62	23.93
	Hedging (gain)	2.41	0.56	2.90	(0.05)
	Operating costs	8.30	8.71	8.78	7.81
		17.01	17.13	16.94	16.17
	Natural gas (US$/mcf)
	Sales price	3.20	2.64	3.57	2.75
	Hedging (gain)	-	-	-	-
	Operating costs	0.41	0.47	0.41	0.36
		2.79	2.17	3.16	2.39
Algeria	Oil (US$/bbl)
	Sales price	28.53	-	26.89	-
	Hedging (gain)	3.11	-	3.34	-
	Operating costs	18.38	-	12.83	-
		7.04	-	10.72	-
Sudan	Oil (US$/bbl)
	Sales price	-	24.52	30.70	22.20
	Hedging (gain)	-	0.49	-	(0.03)
	Operating costs	-	3.85	4.86	3.84
		-	20.18	25.84	18.39
Total Company	Oil and liquids (US$/bbl)
	Sales price	27.03	25.51	27.55	22.90
	Hedging (gain)	1.65	0.49	1.67	(0.01)
	Operating costs	8.11	6.88	7.92	6.04
		17.27	18.14	17.96	16.87
	Natural gas (US$/mcf)
	Sales price	4.02	2.13	4.42	2.32
	Hedging (gain)	0.02	(0.22)	0.11	(0.20)
	Operating costs	0.64	0.55	0.60	0.50
		3.36	1.80	3.71	2.02

(1) Includes operations in Indonesia and Malaysia/Vietnam.
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc. Consolidated Financial Ratios September 30, 2003

The following financial ratios are provided in connection with the Company's continuous offering of medium term notes pursuant to the short form prospectus dated March 27, 2002 and a prospectus supplement dated March 28, 2002, and are based on the corporation's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at September 30, 2003.

The interest coverage ratios are for the 12 month period then ended.

	Preferred	Preferred
	Securities	Securities
	as equity (5)	as debt (6)
Interest coverage (times)
Income (1)	9.87	7.81
Cash flow (2)	21.75	17.21
Asset coverage (times)
Before deduction of future income taxes and deferred credits (3)	4.45	3.78
After deduction of future income taxes and deferred credits (4)	3.15	2.67

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(3) Total assets minus current liabilities; divided by long-term debt.
(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.
(5) The Company's preferred securities are classified as equity and the related charges have been excluded from interest expense.
(6) Reflects adjusted ratios, had the preferred securities been treated as debt and the related charges been included in interest expense.

Executive:

Executive Office:

James W. Buckee

Talisman Energy Inc.

President & Chief Executive Officer

3400, 888 - 3rd Street S.W.

Calgary, Alberta, Canada

Ronald J. Eckhardt

T2P 5C5

Executive Vice-President, North American Operations

Telephone:

(403) 237-1234

T. Nigel D. Hares

Facsimile:

(403) 237-1902

Executive Vice-President, Frontier and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Investor Relations Contacts:

Michael D. McDonald

Executive Vice-President, Finance and Chief Financial Officer

M. Jacqueline Sheppard

Executive Vice-President, Corporate and Legal

Robert M. Redgate

and Corporate Secretary

Executive Vice-President, Corporate Services

(403) 237-1183

M. Jacqueline Sheppard

David W. Mann

Executive Vice-President, Corporate and Legal

Senior Manager, Investor Relations and

and Corporate Secretary

Corporate Communications

(403) 237-1196

John 't Hart

 e-mail:  tlm@talisman-energy.com

Executive Vice-President, Exploration

Abbreviations:

bbls

- barrels

bbls/d

- barrels per day

mbbls/d

- thousands of barrels per day

mmbbls

- million barrels

boe

- barrel of oil equivalent

mmboe

- million barrels of oil equivalent

mcf

- thousand cubic feet

mmcf

- million cubic feet

bcf

- billion cubic feet

liquids

- natural gas liquids

Notes:

1.

Barrels of oil equivalent have been calculated on the basis of 6 mcf of natural gas equals 1 boe

2.

Unless otherwise stated, all sums of money are expressed in Canadian dollars

Visit Talisman's Internet Website at www.talisman-energy.com